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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                               (Amendment No. 40)
                             Tender Offer Statement
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

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                        Kansas City Power & Light Company
                            (Name of Subject Company)
                             Western Resources, Inc.
                                    (Bidder)
                         Common Stock, Without Par Value
                         (Title of Class of Securities)
                                    48513410
                      (CUSIP Number of Class of Securities)
                                John K. Rosenberg
                  Executive Vice President and General Counsel
                             Western Resources, Inc.
                                818 Kansas Avenue
                              Topeka, Kansas 66612
                              Phone: (913) 575-6300
                (Name, Address, including Zip Code, and Telephone
               Number, including Area Code, of Agent for Service)

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                                   Copies to:

                                Neil T. Anderson
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                                 William S. Lamb
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019
                                 (212) 424-8000


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         This Amendment No. 40 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.          Material to be Filed as Exhibits.

         Item 11 is hereby amended and supplemented by adding thereto the following:

         (a)(111) Information mailed on or about October 4, 1996 to certain KCPL Shareholders.

         (a)(112) Information mailed on or about October 4, 1996 to certain KCPL Shareholders.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      By: /s/ Jerry D. Courington
                                          Name:  Jerry D. Courington
                                          Title: Controller



Dated:  October 4, 1996



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                                  EXHIBIT INDEX


 Exhibit
   No.           Description
--------         -----------

(a)(111) Information mailed on or about October 4, 1996 to certain KCPL Shareholders.

(a)(112) Information mailed on or about October 4, 1996 to certain KCPL Shareholders.